Exhibit 1

NEWS RELEASE

North American Palladium Provides Update on 2014 Exploration Program

at Lac des Iles

Toronto, Ontario, February 10, 2015 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to announce fourth quarter drilling results from its 2014 Lac des Iles exploration program. Multiple intersections of palladium mineralization over significant core lengths are reported from both the Lower Offset Zone and the outcropping Powerline Zone.

Highlights

•	New palladium intersections from the Lower Offset Zone below the 1065 meter mining level including:

¡	Drill hole 14-909 intersected 49.7 meters of 4.7 g/t Pd

¡	Drill hole 14-912 intersected 50.0 meters of 4.9 g/t Pd

¡	Drill hole 14-916 intersected 20.0 meters of 7.9 g/t Pd

¡	Drill hole 14-918 intersected 46.7 meters of 4.1 g/t Pd

•	Additional high-grade palladium mineralization intersected at the surface outcrop known as the Powerline Zone with vertical depths from surface ranging from less than five to 70 meters, including:

¡	Drill hole 14-119 intersected 35.3 meters of 5.7 g/t Pd including 11.0 meters of 13.2 g/t Pd starting at a vertical depth of approximately 45 meters

¡	Drill hole 14-122 intersected 43.9 meters of 6.0 g/t Pd including 10.8 meters of 18.6 g/t Pd starting at a vertical depth of approximately 20 meters

¡	Drill hole 14-125 intersected 62.8 m of 6.4 g/t Pd including 25.8 meters of 13.9 g/t Pd starting at a vertical depth of approximately six meters

¡	Drill hole 14-126 intersected 62.2 m of 4.6 g/t Pd including 18.3 meters of 13.5 g/t Pd starting at a vertical depth of approximately six meters

An initial resource estimate for the Powerline Zone will be included in the Company’s next reserve and resource update.

“The encouraging results from the 2014 drilling campaign at Lac des Iles confirm the presence of significant mineralization in the Lower Offset Zone,” said Phil du Toit, President and Chief Executive Officer. “We continue to evaluate the implication of these results on life of mine extension opportunities for our preliminary economic assessment which is in progress. We are also very pleased with the results at the Powerline Zone, which justify further drilling in 2015.”

www.nap.com

The Company’s Vice-President, Exploration, Dave Peck added: “The 2014 program resulted in a major refinement to the exploration model for the Mine Block Intrusion. New insights into the critical role of structural intersections in focusing palladium mineralization and base metal sulfides have opened up several new exploration targets on the mine property and on our regional greenfields properties. The high-grade palladium intersections in the Powerline Zone are the result of applying our new exploration concepts in areas that were previously believed to have limited potential for high-grade mineralization.”

Fourth Quarter and 2014 Annual Exploration Results

The 2014 Lac des Iles exploration program was completed in late December. Exploration drilling statistics for the fourth quarter of 2014 include:

•	35 holes and 14,792 meters in total, including 15 holes and 12,620 meters on the Lower Offset Zone and 19 holes and 1,965 meters on the near-surface Powerline target

Exploration drilling statistics for the full calendar year ending December 31, 2014 include:

•	66 holes and 36,309 meters on the Mine Block intrusion

•	39 holes and 33,415 meters on the Offset Zone including the Lower Offset Zone, the Upper Offset Zone and the Upper Offset southeast extension target

•	26 holes and 2,688 meters on the Powerline Zone

•	One hole and 207 meters on other surface targets

A discussion of the fourth quarter exploration results is provided below with reference to selected assay results (Tables 1 and 2). Extended assay results (Table 3) and supporting figures are contained in the Appendix to this news release.

Lower Offset Zone Exploration

Selected highlights of the fourth quarter Lower Offset Zone drilling are provided in Table 1. Drill hole pierce points for the 2014 Offset Zone drilling program are shown in Figure 1.

Several holes drilled into the Lower-Central Offset Zone in the fourth quarter confirmed the continuation of this sub-vertical magmatic conduit to at least 1,400 meters below surface. Below this depth the conduit is disrupted by the recently recognized Camp Lake fault, which is the most significant of a series of parallel fault planes that mimic the orientation and displacement vectors of the Offset fault and occur at a regular spacing of approximately 200 meters within the Offset Zone structural block. Additional minor fault planes occur between these regular-spaced structures. The intensity of deformation and magnitude of displacement within the Offset Zone peaks at either end of the zone along the bounding Offset and Camp Lake faults. Movement along the Camp Lake fault is modeled to be approximately 200 meters of lateral displacement and 50 to 100 meters of vertical displacement such that the Lower-Central Offset Zone conduit is believed to have moved to the west and upward on the south side of the fault. Definition of high-grade mineralization within and south of the Camp Lake fault remains a challenge given the current underground drilling platforms and increased deformation in proximity to the principal fault plane. 2014 drilling results indicate a general thinning of the deposit along strike to the north and south of the Lower-Central Offset Zone. However, the deposit remains partially open to depth to the north of the Camp Lake fault and is fully open along strike to the south of the Camp Lake fault.

www.nap.com
2

Table 1: Selected drilling highlights for the Lower Offset Zone from the fourth quarter of 2014. Cu and Ni results are provided in Table 4 (Appendix). Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 50-70% of the reported core lengths.

HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)
14-909	678.00	727.70	49.70	4.65	0.34	0.33
including	678.00	689.00	11.00	7.68	0.50	0.30
14-912	727.00	777.00	50.00	4.88	0.33	0.41
including	737.00	746.00	9.00	11.83	0.74	0.86
14-913	821.78	834.75	12.97	4.26	0.30	0.23
14-914	939.00	954.00	15.00	4.59	0.35	0.39
including	939.00	943.00	4.00	12.19	0.93	1.04
14-916	682.00	702.00	20.00	7.86	0.49	0.30
including	687.00	695.00	8.00	15.23	0.87	0.40
14-918	772.30	819.00	46.70	4.13	0.32	0.32
including	773.40	783.00	9.60	9.38	0.62	0.49
14-922	791.00	803.00	12.00	7.41	0.50	0.38
and	810.00	817.78	7.78	4.95	0.28	0.46

Surface Exploration – Powerline Zone

Approximately 2,000 meters of surface drilling was completed on the Powerline Zone in the fourth quarter. Nineteen additional drill holes having average lengths of less than 100 meters were completed over a targeted strike length of approximately 125 meters. This drilling was a follow up on encouraging results obtained in the previous quarter (see the Company’s news release dated October 21, 2014). Highlights of the drilling are provided in Table 2. A map showing the location of the highest grade mineralization relative to the 2014 drill hole locations and surface infrastructure is given in Figure 2.

The Powerline Zone represents an outcropping, high-grade segment of the northernmost part of the Sheriff Zone in an area characterized by steeply dipping, east-trending mafic and intermediate dykes. The highest palladium grades observed in the Powerline Zone are hosted by varitextured gabbro and pyroxenite containing trace to minor amounts of disseminated sulphide. The mineralization appears to follow sub-vertical north-south structures as observed in the adjacent Roby hangingwall zone. Local deviations from this trend occur along the east-west dykes. The full extent of the high-grade Powerline Zone mineralization has not yet been determined.

www.nap.com
3

Table 2: Selected drilling highlights for the Powerline Zone from the fourth quarter of 2014. Cu and Ni results are provided in Table 4 (Appendix). Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 50-70% of the reported core lengths.

HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)
14-106	40.10	46.00	5.90	4.59	0.37	0.13
14-119	37.00	72.25	35.25	5.68	0.37	0.13
including	53.00	64.00	11.00	13.16	0.62	0.18
14-121	44.00	70.40	26.40	3.93	0.33	0.33
including	46.00	48.00	2.00	12.34	0.83	0.78
14-122	21.08	65.00	43.92	6.01	0.32	0.16
including	33.00	43.82	10.82	18.57	0.82	0.42
including	36.00	42.00	6.00	25.53	0.99	0.59
14-125	6.60	69.42	62.82	6.37	0.33	0.09
including	25.03	50.78	25.75	13.89	0.63	0.14
14-126	6.78	69.00	62.22	4.58	0.35	0.07
including	26.72	45.00	18.28	13.45	0.89	0.11

New Structural Insights

Mapping and drilling results from 2014 combined with re-interpretations of historical exploration data have led to a significant revision to the exploration model at Lac des Iles. The apparent south plunge of the Central Roby and Central Offset Zone mineralization is now believed to represent the cumulative effect of multiple minor displacements on a family of north-dipping fault planes that include the Offset and Camp Lake faults. Prior to movement along these structures the Central Roby and Central Offset zone mineralization is interpreted to have been part of a single, large magma conduit that had a vertical plunge and near-vertical dip. Smaller conduit features are locally developed along strike to the north of both the Central Offset Zone and the largely mined out Central Roby Zone. The mineralized conduits in the Offset and Roby Zone deposits have flat hangingwall contacts and triangular- to arcuate-shaped footwall contacts. Exploration for additional mineralized conduits at Lac des Iles will focus on the southern continuation of the Shelby Lake fault in the south Lac des Iles intrusion, the Shorty Lake fault in the central part of the Mine Block intrusion and the generally north-striking Sheriff Zone – Twilight Zone trend that flanks the eastern side of the Roby open pit. Key elements of this emerging exploration model are the recognition of the potential for large volumes of vertically-extensive high-grade palladium mineralization over small strike lengths (tens of metres to greater than 100 meters) and the importance of both thicker zones of adjacent lower-grade mineralization and structural intersections in locating the conduits.

www.nap.com
4

Exploration Plans for 2015

Exploration expenditures for the current year are expected to be approximately $9 million. In addition, the Company is planning to extend the 655 meter level exploration drift deeper into the hangingwall of the Offset Zone deposit. The principal objectives for the 2015 exploration program are:

•	Conversion drilling in the Lower Offset Zone.;

•	Extension drilling on the Lower-Central Offset Zone with the primary goal of determining if this mineralized conduit extends to the south of the Camp Lake fault;

•	Exploration and conversion drilling along strike and within the Upper Offset Southeast Extension Zone that was delineated last year; and

•	Proof of concept drilling on selected surface exploration targets including a possible near-surface expression of the Offset Zone and a possible northwest extension to the Roby Zone

Testing high priority surface exploration targets including a follow-up on the recent, positive results from the Powerline Zone. Approximately 40,000 meters of diamond drilling are planned for the Mine Block intrusion in 2015, the majority of which will be completed from underground drilling platforms and will target the Lower Offset Zone.

Technical Information and Qualified Persons

The assay analyses performed during NAP’s exploration drilling programs are subject to a rigorous, formal quality assurance and quality control (QA/QC) program, details of which are provided in the most recent Technical Report filed on SEDAR on March 31, 2014 (see link on NAP’s website). Diamond drill core from exploration drilling is logged and sampled on site with samples transported by the Company to ALS Global’s sample preparation facilities in Thunder Bay. The sample pulps prepared in Thunder Bay are shipped by ALS Global to their Vancouver analytical laboratories, which constitute an independent accredited commercial laboratory for PGE assay and base metal analysis.

The content of this news release was prepared, reviewed and approved by Dave Peck, P.Geo., the Company’s Vice-President, Exploration and Robert D. Stewart, P.Geo., the Company’s Chief Geoscientist, both of whom are employees of NAP and Qualified Persons as defined by National Instrument 43-101.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic

Investor Relations

Telephone: 416-360-7374

Email: jvincic@nap.com

www.nap.com
5

Cautionary Statement on Forward Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘potential’, ‘will’, ‘expect’, ‘plan’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: any information as to our future exploration plans, results, strategy or expenditures, including statements with respect to the exploration potential of LDI, projected grades and other statements that express management’s expectations or estimates or future financial or operating performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the possibility that new exploration targets may not meet management’s expectations, uncertainty of mineral reserves and resources, inherent risks associated with exploration and development, the risk that the Company may not be able to obtain sufficient financing to fund capital expenditures required for a Phase 2 mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, the possibility that the LDI mine may not perform as planned, and risks related to the availability of skilled labour. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company’s interpretations of the ore body are accurate, that prices for key exploration and development supplies, including labour, will remain consistent with the Company’s expectations, that the Company’s current estimates of mineral reserves and resources are accurate, and that they are no material delays affecting operations or the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

www.nap.com
6

APPENDIX

Table 3: Extended drilling highlights from the fourth quarter of 2014. Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 30-70% of the reported core lengths.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)
Lower Offset	14-909	678.00	727.70	49.70	4.65	0.34	0.33	0.14	0.11
”	including	678.00	689.00	11.00	7.68	0.50	0.30	0.17	0.13
”	and	760.00	784.00	24.00	3.43	0.23	0.20	0.09	0.07
”	including	761.00	769.00	8.00	4.92	0.30	0.31	0.12	0.09
”	14-912	727.00	777.00	50.00	4.88	0.33	0.41	0.15	0.12
”	including	737.00	746.00	9.00	11.83	0.74	0.86	0.23	0.19
”	and	822.00	826.00	4.00	4.33	0.27	0.20	0.13	0.11
”	and	866.00	872.00	6.00	5.50	0.37	0.26	0.15	0.14
”	14-913	821.78	834.75	12.97	4.26	0.30	0.23	0.09	0.09
”	and	867.60	886.00	18.40	3.14	0.26	0.24	0.13	0.13
”	and	912.00	921.95	9.95	3.34	0.28	0.26	0.13	0.15
”	14-914	769.60	774.00	4.40	4.83	0.42	0.22	0.21	0.15
”	and	804.00	809.31	5.31	4.88	0.45	0.16	0.12	0.12
”	and	813.18	820.00	6.82	3.36	0.27	0.25	0.10	0.10
”	and	939.00	954.00	15.00	4.59	0.35	0.39	0.13	0.13
”	including	939.00	943.00	4.00	12.19	0.93	1.04	0.25	0.29
”	14-916	682.00	702.00	20.00	7.86	0.49	0.30	0.11	0.08
”	including	687.00	695.00	8.00	15.23	0.87	0.40	0.13	0.12
”	and	739.00	749.00	10.00	3.36	0.22	0.18	0.11	0.08
”	14-918	772.30	819.00	46.70	4.13	0.32	0.32	0.16	0.13
”	including	773.40	783.00	9.60	9.38	0.62	0.49	0.15	0.11
”	14-922	791.00	803.00	12.00	7.41	0.50	0.38	0.12	0.07
”	and	810.00	817.78	7.78	4.95	0.28	0.46	0.12	0.10

www.nap.com
7

Table 3 (continued).

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)
Powerline	14-106	40.10	46.00	5.90	4.59	0.37	0.13	0.07	0.05
”	14-109	64.02	88.27	24.25	2.33	0.25	0.17	0.07	0.07
”	14-119	24.00	33.40	9.40	3.44	0.32	0.26	0.15	0.09
”	and	37.00	72.25	35.25	5.68	0.37	0.13	0.07	0.03
”	including	44.00	65.00	21.00	8.41	0.49	0.14	0.08	0.02
”	including	53.00	64.00	11.00	13.16	0.62	0.18	0.07	0.02
”	14-121	44.00	70.40	26.40	3.93	0.33	0.33	0.12	0.10
”	including	46.00	48.00	2.00	12.34	0.83	0.78	0.13	0.11
”	14-122	21.08	65.00	43.92	6.01	0.32	0.16	0.06	0.04
”	including	33.00	43.82	10.82	18.57	0.82	0.42	0.10	0.05
”	including	36.00	42.00	6.00	25.53	0.99	0.59	0.10	0.04
”	14-124	3.00	20.00	17.00	2.42	0.20	0.19	0.07	0.04
”	and	29.00	37.00	8.00	2.78	0.27	0.20	0.07	0.06
”	14-125	6.60	69.42	62.82	6.37	0.33	0.09	0.06	0.03
”	including	25.03	50.78	25.75	13.89	0.63	0.14	0.07	0.03
”	14-126	6.78	69.00	62.22	4.58	0.35	0.07	0.05	0.03
”	including	26.72	45.00	18.28	13.45	0.89	0.11	0.06	0.01

www.nap.com
8

Figure 1. Longitudinal projection looking west and showing the approximate position of drilling pierce points (PP) for drill holes completed in 2014 and historical drill holes that intersect the Lower Offset Zone. Also shown are the initial three holes planned for the 2015 program. Reference images include preliminary, revised palladium grade shells (1 and 2 g/t Pd) based on drilling data available at the end of 2014.

31 200 m
32 300 m
2014 Lower Offset PP
Historic Lower Offset PP
2015 Lower Offset PP
Shaft
Offset Fault
-450 m (Below Surface)
-550 m
-650 m
-750 m
-850 m
-950 m
-1050 m
-1150 m
-1250 m
-1350 m
-1450 m
-1550 m
1 g/t Pd Shell
Upper Offset Zone
Bay 6
Bay 3
Bay 1
2 g/t Pd Shell outline
14-805
14-801
14-902
1065 Mine Level
14-903
14-904
14-906
14-901
11-004
10-553
15-902
14-915
Lower Offset Zone
10-012
07-053
05-002
14-909
14-916
05-001
14-911
14-912
14-919
14-914
14-918
14-922
14-917
14-921
14-920
14-913
08-001
15-901
15-903
Camp Lake Fault
14-08-001W1
14-973W1
14-973
07-052
0
150
300
metres

www.nap.com
9

Figure 2. Geological map showing the general outline for the higher-grade part of the recently delineated Powerline Zone located to the south of the largely mined out Twilight Zone and adjacent to the southeastern edge of the Roby open pit. Also shown are the collar locations for the 2013 and 2014 surface diamond drill holes that tested a 200 meter long segment of the Sheriff North Zone.

www.nap.com
10